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 &lt;SUBMISSION&gt;

&lt;TYPE&gt; SC 13G

&lt;LIVE&gt;

&lt;DOCUMENT-COUNT&gt; 1

&lt;NOTIFY-INTERNET&gt; OAKFOREST@BLOOMBERG.NET

&lt;SROS&gt; NASD

&lt;SUBJECT-COMPANY&gt;

&lt;CIK&gt; 000701288

&lt;NAME&gt; ATRION CORPORATION

&lt;IRS-NUMBER&gt; 63-0821819

&lt;/SUBJECT-COMPANY&gt;

&lt;FILER&gt;

&lt;CIK&gt; 0001077555

&lt;CCC&gt; ac@9iuhv

&lt;/FILER&gt;

&lt;NEW-EDGAR-CONTACT&gt;

&lt;NAME&gt; JAY WEINSTEIN

&lt;PHONE&gt; 301 530 9201

&lt;STREET1&gt; 9705 CARMEL COURT

&lt;STREET2&gt;

&lt;CITY&gt; BETHESDA

&lt;STATE&gt; MD

&lt;ZIP&gt; 20817

&lt;/NEW-EDGAR-CONTACT&gt;

&lt;DOCUMENT&gt;

&lt;TYPE&gt; SC 13G

&lt;TEXT&gt;

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. ------) *

ATRION CORPORATION

CUSIP NUMBER 049904195

Common Stock

CUSIP NO. 049904195 13G PAGE 1 OF 4

1. NAME OF REPORTING PERSON-SS OR IRS IDENTIFICATION NO. OF ABOVE PERSON

Oak Forest Investment Management, Inc., 52-1947554

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

N/A

3. SEC USE ONLY

4. CITIZENSHIP OR PLACE OF ORGANIZATION

9705 CARMEL COURT

Bethesda, MD 20817

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORT PERSON WITH:

5. SOLE VOTING POWER: 123,629

6. SHARED VOTING POWER: 0

7. SOLE DISPOSITIVE POWER: 123,629

8. SHARED DISPOSITIVE POWER: 0

9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

123,629

 

10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDED CERTAIN SHARES

N/A

11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

7.3%

12. TYPE OF REPORTING PERSON

IA

 

Item 1 (a) Name of Issuer: ATRION Corporation

Item 1 (b) Address of Issuer's Principal Executive Offices: One Allentown

Parkway, Allen, TX 75002

Item 2 (a) Name of Person Filing: Oak Forest Investment Management, Inc.

Item 2 (b) Address of Principal Business Office; 9705 Carmel Court

Bethesda, MD 20817

Item 2 (c) Citizenship: N/A

Item 2(d) Title of Class of Securities: Common Stock

Item 2 (e) CUSIP Number: 049904105

Item 3 This statement is filed pursuant to Rules 13d-13d-2(b) and the

filing person is an: (e) Investment Advisor registered under Section 203

of the Investment Advisors Act of 1940

Item 4 Ownership: (a) Amount beneficially owned: 126931

(b) Percent of Class: 7.4%

(c) Number of shares as to which such person has:

(i) sole power to vote or to direct the vote: 126931

(ii) shared power to vote or direct the vote: 0

(iii) sole power to dispose or direct the disposition of: 126931

(iv) shared power to dispose or direct the disposition of: 0

Item 5 Ownership of Five Percent of less of a Class: N/A

 

 

Item 6 Ownership of More than Five Percent on Behalf of Another person:

N./A

Item 7 Identification and Classification of the subsidiary which acquired the

Security Being Reported on parent Holding Company: N/A

Item 8 Identification and Classification of Members of the Group: N/A

Item 9 Notice of Dissolution of the Group: N/A

Item 10 Certification

By signing below, I certify that to the best of my knowledge and belief,

the

securities referred to above were acquired in the ordinary course of business

and were not acquried for the purpose of and do not have the effect of

changing or influencing the control of the issuer of such securities and were



not acquired in connection with or as a participant in any transaction having

such purposes or effect.

After reasonable inquiry and to the best of my knowledge and belief, I certify

that the information set forth in this statement is true, complete and correct.

January 21, 2005

Date

By_________________________

Signature

Jay M. Weinstein / President

Name/ Title

 

 

 

 

 

 

 



 

&lt;/TEXT&gt;

&lt;/DOCUMENT&gt;

&lt;/SUBMISSION&gt; </BODY></HTML>